Exhibit 99.1

Silicon Motion Announces Results for the Period Ended June 30, 2017

NEWS RELEASE

Financial Highlights

	2Q 2017 GAAP	2Q 2017 Non-GAAP
• Net sales	$132.7 million (4% Q/Q, - 6% Y/Y)	$132.7 million (4% Q/Q, - 6% Y/Y)

• Gross margin	48.7%	48.7%

• Operating margin	22.8%	23.9%

• Earnings per diluted ADS	$0.67	$0.71

Business Highlights

•	Embedded Storage[1] sales increased approximately 5% Q/Q and accounted for about 80% of total sales, similar to the previous quarter

•	Client SSD controller sales decreased almost 10% Q/Q

•	eMMC controller sales increased almost 5% Q/Q

•	SSD solutions sales increased over 50% Q/Q

•	Began shipping our SATA3 SSD controller to Intel for the world’s first 64L 3D TLC NAND-based SSD, the Intel 545s

TAIPEI, Taiwan and MILPITAS, Calif., August 1, 2017 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced its financial results for the quarter ended June 30, 2017. For the second quarter, net sales increased 4% sequentially to $132.7 million from $127.3 million in the first quarter. Net income (GAAP) increased to $24.0 million or $0.67 per diluted ADS (GAAP) from a net income (GAAP) of $23.5 million or $0.65 per diluted ADS (GAAP) in the first quarter.

For the second quarter, net income (non-GAAP) increased to $25.6 million or $0.71 per diluted ADS (non-GAAP) from a net income (non-GAAP) of $25.1 million or $0.70 per diluted ADS (non-GAAP) in the first quarter.

[1]	Embedded Storage comprises primarily eMMC and client SSD controllers and enterprise and industrial SSD solutions.

Second Quarter 2017 Review

“While NAND flash supply continued to improve modestly this quarter, supply remained very tight and was prioritized in favor of enterprise applications,” said Wallace Kou, President and CEO of Silicon Motion. “Separately, our eMMC NAND flash partner during the quarter was prebuilding inventory as part of their internal planning decisions. As a result, our SSD solutions and eMMC controllers grew this quarter, while our client SSD controllers declined.”

Sales

(in millions, except percentages)	2Q 2017		1Q 2017		2Q 2016
	Sales	Mix	Sales	Mix	Sales	Mix
Mobile Storage*	$121.6	92%	$116.5	92%	$129.5	92%
Q/Q	4%		-11%		25%
Y/Y	-6%		12%		83%
Mobile Communications**	$10.0	7%	$9.3	7%	$9.7	7%
Others	$1.2	1%	$1.5	1%	$1.5	1%
Total revenue	$132.7	100%	$127.3	100%	$140.7	100%
Q/Q	4%		-12%		25%
Y/Y	-6%		13%		61%

*	Mobile Storage products include Embedded Storage products (eMMC and client SSD controllers and enterprise and industrial SSD solutions) and Expandable Storage products (SD and USB flash drive controllers)
**	Mobile Communications products include mobile TV SoCs and handset transceivers

Key Financial Results

(in millions, except percentages and per ADS amounts)	GAAP			Non-GAAP
	2Q 2017	1Q 2017	2Q 2016	2Q 2017	1Q 2017	2Q 2016
Revenue	$132.7	$127.3	$140.7	$132.7	$127.3	$140.7
Gross profit	$64.6	$64.8	$68.1	$64.6	$64.9	$68.1
Percent of revenue	48.7%	50.9%	48.4%	48.7%	51.0%	48.4%
Operating expenses	$34.3	$34.8	$31.9	$32.8	$31.2	$30.9
Operating income	$30.3	$30.0	$36.2	$31.8	$33.6	$37.2
Percent of revenue	22.8%	23.6%	25.7%	23.9%	26.4%	26.5%
Earnings per diluted ADS	$0.67	$0.65	$0.82	$0.71	$0.70	$0.86

Other Financial Information

(in millions)	2Q 2017	1Q 2017	2Q 2016
Cash and cash equivalents, and short-term investments	$306.0	$304.4	$219.1
Bank loans	$25.0	$25.0	—
Capital expenditures	$2.1	$3.1	$4.9
Dividend payments	$7.1	$7.1	$5.3
Loan repayments	—	—	—

During the second quarter, we had $2.1 million of capital expenditures for the routine purchase of software and design tools.

Our second quarter cash flows were as follows:

3 months ended Jun. 30, 2017

(In $ millions)
Net income (GAAP)	24.0
Depreciation & amortization	3.0
Changes in operating assets and liabilities	(17.9)
Others	1.2

Net cash provided by operating activities	10.3

Acquisition of property and equipment	(2.1)

Net cash used in investing activities	(2.1)

Dividend	(7.1)
Others	—

Net cash used in financing activities	(7.1)

Effects of changes in foreign currency exchange rates on cash	(0.1)

Net increase in cash, cash equivalents and restricted cash	1.0

Returning Value to Shareholders

On October 24, 2016, the Board of Directors of the Company declared a $0.80 per ADS annual dividend to be paid in quarterly installments of $0.20 per ADS. On May 18, 2017, we paid $7.1 million to shareholders as the third installment of our annual dividend.

In addition, today, the Company announced that its Board of Directors has authorized a new program for the Company to repurchase up to $200 million of its ADS over a 12 month period.

Business Outlook

“We are now seeing material amounts of new 64L 3D NAND flash coming to market, with most still being directed towards the enterprise SSD market, which we believe will benefit our SSD solutions business,” said Wallace Kou, President and CEO of Silicon Motion. “Since NAND availability remains very tight, NAND pricing continues to be high, which will temporarily affect our SSD solutions and overall gross margins. Separately, based on what we are seeing from our customers’ rolling forecasts, we anticipate that our client SSD controller sales will rebound meaningfully in the fourth quarter. We believe our business will improve as NAND supply improvements accelerate over the next few quarters.”

For the third quarter of 2017, management expects:

	GAAP	Non-GAAP Adjustment	Non-GAAP
Revenue	$122m to $129m -8% to -3% Q/Q	—	$122m to 129m -8% to -3% Q/Q
Gross margin	44.9% to 46.9%	Approximately $0.1m*	45.0% to 47.0%
Operating margin	14.9% to 17.1%	Approximately $4.9m to 5.0m**	19.0 to 21.0%

*	Gross margin (non-GAAP) excludes $0.1 million of stock-based compensation.
**	Operating margin (non-GAAP) excludes $0.5 million of amortization of intangible assets, and $4.4 million to $4.5 million of stock-based compensation.

For the full year 2017, management expects:

	GAAP	Non-GAAP Adjustment	Non-GAAP
Revenue	$512m to $528m -8% to -5% Y/Y	—	$512m to $528m -8% to -5% Y/Y
Gross margin	47.4% to 48.9%	Approximately $0.3m*	47.5% to 49.0%
Operating margin	18.6% to 20.7%	Approximately $16.8m to 17.8m**	22.0% to 24.0%

*	Gross margin (non-GAAP) excludes $0.3 million of stock-based compensation.
**	Operating margin (non-GAAP) excludes $2.1 million of amortization of intangible assets, $0.3 million of litigation expense, and $14.4 million to $15.4 million of stock-based compensation.

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on August 1st, 2017.

Speakers

Wallace Kou, President & CEO

Riyadh Lai, CFO

Jason Tsai, Senior Director of Investor Relations and Strategy

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free): 1 866 519 4004

USA (Toll): 1 845 675 0437

Taiwan (Toll Free): 0080 112 6920

Participant Passcode: 4923 5521

REPLAY NUMBERS (for 7 days):

USA (Toll Free): 1 855 452 5696

USA (Toll): 1 646 254 3697

Participant Passcode: 4923 5521

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation and other items, including gross profit (non-GAAP), operating expenses (non-GAAP), operating profit (non-GAAP), net income (non-GAAP), and earnings per diluted ADS (non-GAAP). These non-GAAP measures are not in accordance with or an alternative to GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because it is consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Amortization of intangibles assets consists of non-cash charges that can be impacted by the timing and magnitude of our acquisitions. The Company considers its operating results without these charges when evaluating its ongoing performance and forecasting its earnings trends, and therefore excludes such charges when presenting non-GAAP financial measures. The Company believes that the assessment of its operations excluding these costs is relevant to its assessment of internal operations and comparisons to the performance of its competitors.

Litigation expenses consist of legal expenses relating to intellectual property disputes, commercial claims and other types of litigation. While litigation may arise in the ordinary course of our business, we nevertheless consider litigation to be an unusual and unplanned activity and therefore exclude this charge when presenting non-GAAP financial measures.

Foreign exchange gains and losses consist of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Jun. 30, 2016 ($)	Mar. 31, 2017 ($)	Jun. 30, 2017 ($)
Net Sales	140,686	127,292	132,732
Cost of sales	72,565	62,466	68,121

Gross profit	68,121	64,826	64,611
Operating expenses
Research & development	21,234	24,338	24,476
Sales & marketing	6,351	5,758	5,588
General & administrative	3,797	4,220	3,750
Amortization of intangibles assets	526	526	526

Operating income	36,213	29,984	30,271
Non-operating income (expense)
Interest income, net	441	759	958
Foreign exchange gain (loss), net	(488)	(347)	(73)
Others, net	20	(11)	1

Subtotal	(27)	401	886

Income before income tax	36,186	30,385	31,157
Income tax expense	7,139	6,874	7,124

Net income	29,047	23,511	24,033

Earnings per basic ADS	$0.82	$0.66	$0.67
Earnings per diluted ADS	$0.82	$0.65	$0.67
Margin Analysis:
Gross margin	48.4%	50.9%	48.7%
Operating margin	25.7%	23.6%	22.8%
Net margin	20.6%	18.5%	18.1%
Additional Data:
Weighted avg. ADS equivalents[2]	35,273	35,446	35,741
Diluted ADS equivalents	35,476	35,972	35,801

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Jun. 30, 2016 ($)	Mar. 31, 2017 ($)	Jun. 30, 2017 ($)
Gross profit (GAAP)	68,121	64,826	64,611
Gross margin (GAAP)	48.4%	50.9%	48.7%
Stock-based compensation expense (A)	2	67	2
Gross profit (non-GAAP)	68,123	64,893	64,613
Gross margin (non-GAAP)	48.4%	51.0%	48.7%
Operating expenses (GAAP)	31,908	34,842	34,340
Stock-based compensation expense (A)	(470)	(3,068)	(982)
Amortization of intangible assets	(526)	(526)	(526)
Litigation expense	(9)	—	—
Operating expenses (non-GAAP)	30,903	31,248	32,832
Operating profit (GAAP)	36,213	29,984	30,271
Operating margin (GAAP)	25.7%	23.6%	22.8%
Total adjustments to operating profit	1,007	3,661	1,510
Operating profit (non-GAAP)	37,220	33,645	31,781
Operating margin (non-GAAP)	26.5%	26.4%	23.9%
Non-operating income (expense) (GAAP)	(27)	401	886
Foreign exchange loss (gain), net	488	347	73
Non-operating income (expense) (non-GAAP)	461	748	959
Net income (GAAP)	29,047	23,511	24,033
Total pre-tax impact of non-GAAP adjustments	1,495	4,008	1,583
Income tax impact of non-GAAP adjustments	162	(2,386)	(33)
Net income (non-GAAP)	30,704	25,133	25,583
Earnings per diluted ADS (GAAP)	$0.82	$0.65	$0.67
Earnings per diluted ADS (non-GAAP)	$0.86	$0.70	$0.71
Shares used in computing earnings per diluted ADS (GAAP)	35,476	35,972	35,801
Non-GAAP Adjustments	63	79	51
Shares used in computing earnings per diluted ADS (non-GAAP)	35,539	36,051	35,852
(A) Excludes stock-based compensation as follows:
Cost of Sales	2	67	2
Research & development	278	1,850	315
Sales & marketing	159	609	596
General & administrative	33	609	71

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages, and per ADS data, unaudited)

	For the Six Months Ended
	Jun. 30, 2016 ($)	Jun. 30, 2017 ($)
Net Sales	253,368	260,023
Cost of sales	128,286	130,586

Gross profit	125,082	129,437
Operating expenses
Research & development	40,432	48,814
Sales & marketing	12,566	11,346
General & administrative	7,146	7,970
Amortization of intangibles assets	1,052	1,052

Operating income	63,886	60,255
Non-operating expense (income)
Interest income, net	866	1,717
Foreign exchange gain (loss), net	(428)	(420)
Others, net	20	(10)

Subtotal	458	1,287

Income before income tax	64,344	61,542
Income tax expense	12,283	13,998

Net income	52,061	47,544

Earnings per basic ADS	$1.48	$1.34

Earnings per diluted ADS	$1.47	$1.32

Margin Analysis:
Gross margin	49.4%	49.8%
Operating margin	25.2%	23.2%
Net margin	20.6%	18.3%
Additional Data:
Weighted avg. ADS equivalents	35,143	35,594
Diluted ADS equivalents	35,444	35,887

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Six Months Ended
	Jun. 30, 2016 ($)	Jun. 30, 2017 ($)
Gross profit (GAAP)	125,082	129,437
Gross margin (GAAP)	49.4%	49.8%
Stock-based compensation expense(A)	45	69
Gross profit (non-GAAP)	125,127	129,506
Gross margin (non-GAAP)	49.4%	49.8%
Operating expenses (GAAP)	61,196	69,182
Stock-based compensation expense (A)	(2,416)	(4,050)
Amortization of intangible assets	(1,052)	(1,052)
Litigation expense	(49)	—
Operating expenses (non-GAAP)	57,679	64,080
Operating profit (GAAP)	63,886	60,255
Operating margin (GAAP)	25.2%	23.2%
Total adjustments to operating profit	3,562	5,171
Operating profit (non-GAAP)	67,448	65,426
Operating margin (non-GAAP)	26.6%	25.2%
Non-operating income (expense) (GAAP)	458	1,287
Foreign exchange loss (gain), net	428	420
Non-operating income (expense) (non-GAAP)	886	1,707
Net income (GAAP)	52,061	47,544
Total pre-tax impact of non-GAAP adjustments	3,990	5,591
Income tax impact of non-GAAP adjustments	(1,042)	(2,419)
Net income (non-GAAP)	55,009	50,716
Earnings per diluted ADS (GAAP)	$1.47	$1.32
Earnings per diluted ADS (non-GAAP)	$1.55	$1.41
Shares used in computing earnings per diluted ADS (GAAP)	35,444	35,887
Non-GAAP Adjustments	89	65
Shares used in computing earnings per diluted ADS (non-GAAP)	35,533	35,952
(A) Excludes stock-based compensation as follows:
Cost of Sales	45	69
Research & development	1,443	2,165
Sales & marketing	609	1,205
General & administrative	364	680

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Jun. 30, 2016 ($)	Mar. 31, 2017 ($)	Jun. 30, 2017 ($)
Cash and cash equivalents	203,420	302,462	303,612
Short-term investments	15,691	1,900	2,354
Accounts receivable (net)	71,931	60,456	76,644
Inventories	81,542	75,934	81,767
Refundable deposits – current	19,149	44,269	44,119
Prepaid expenses and other current assets	5,417	10,279	11,278

Total current assets	397,150	495,300	519,774
Long-term investments	133	120	120
Property and equipment (net)	48,336	48,292	48,910
Goodwill and intangible assets (net)	74,942	73,369	72,840
Other assets	8,501	5,708	5,593

Total assets	529,062	622,789	647,237

Accounts payable	48,315	30,860	32,949
Loans	—	25,000	25,000
Income tax payable	16,362	24,909	21,355
Accrued expenses and other current liabilities	49,359	52,937	50,750

Total current liabilities	114,036	133,706	130,054
Other liabilities	16,264	18,187	21,354

Total liabilities	130,300	151,893	151,408
Shareholders’ equity	398,762	470,896	495,829

Total liabilities & shareholders’ equity	529,062	622,789	647,237

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid state storage devices and the merchant leader in supplying SSD controllers. We have the broadest portfolio of controller technologies and solutions and ship over 750 million NAND controllers annually, more than any other company in the world. Our controllers are widely used in embedded storage products such as SSDs and eMMCs which are found in smartphones, PCs and industrial and commercial applications. We also supply specialized high-performance hyperscale datacenter and industrial SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s currently expected third quarter of 2017 and full year 2017 expectations of revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the third quarter of 2017 and full year 2017. Forward-looking statements also include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; our ability to continue to successfully integrate our 2015 acquisition of Shannon Systems; changes in our cost of finished goods; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors; the effect, if any, on the price of our ADS as a result of the implementation of the announced share repurchase program; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions, its customers and consumers; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on April 28, 2017, as amended on May 2, 2017. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Jason Tsai	Selina Hsieh
Senior Director of IR and Strategy	Investor Relations
E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:
Sara Hsu
Project Manager
E-mail: sara.hsu@siliconmotion.com